Healthwell Acquisition Corp. I

1001 Green Bay Rd. #227

Winnetka Illinois, 60093

July 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

 Dan Morris

Re:	Healthwell Acquisition Corp. I

Registration Statement on Form S-1

Filed February 23, 2021, as amended

File No. 333-253418

Dear Ms. Ransom and Mr. Morris,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Healthwell Acquisition Corp. I respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on August 2, 2021, or as soon thereafter as practicable.

Please call Carol Anne Huff of Winston & Strawn LLP at (312) 558-3203 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours, Healthwell Acquisition Corp. I

By:	/s/ Alyssa Rapp
Name:	Alyssa Rapp
Title:	Chief Executive Officer

cc:	Carol Anne Huff, Winston & Strawn LLP